March 16, 2009


U.S. Securities and Exchange Commission	                            BY EDGAR
100 F Street, N.E.
Washington, DC  20549
Attention:	Mr. Kevin Woody
		Accounting Branch Chief


            Re: Oakridge Holdings, Inc.
                Form 10-KSB for the Fiscal Year Ended June 30, 2008
                Filed September 29, 2008
                Form 10-Q for the Quarterly Period Ended September 30, 2008 Filed November 12, 2008
                Form 10-Q for the Quarterly Period Ended December 31, 2008 Filed February 17, 2009
                Definitive Proxy Statement
                Filed October 27, 2008
                File No. 000-01937


Ladies and Gentlemen:

On behalf of Oakridge Holdings, Inc. ("Oakridge" or the "Company"), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Woody's letter to me dated March 3, 2009. For convenience, the Staff's numbered comments are set forth below, followed by Oakridge's responses.

Oakridge hereby represents that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) Oakridge may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.


FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2008

Item 1. Business

Cemetery Industry

1. Comment: You state that the U. S. Bureau of the Census expects the number of deaths in the U.S. to be 302 million in 2025. This amount appears to be a typographical error. Please revise your filing to correct this typographical error or advise.

Response: The amount included in the filing is a typographical error. The correct amount is 3.2 million according to the US Department of Commerce, Bureau of the Census "Projections of the Population of the United States by Age, Sex, and Race"; 1988 to 2080 series P-25, No. 1018. The Company will correct this amount in future filings.


Financial Statements

Consolidated Balance Sheets

2. Comment: Please tell us how you have complied with SFAS 150, or tell us why you believe it was not necessary to record the non-controlling interest in preneed trust investments as a liability.

Response: The Company's understanding of SFAS 150 is that it applies to three classes of freestanding financial instruments including mandatorily redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets, and certain obligations to issue a variable number of shares. The non-controlling interest in the preneed trust investments does not meet the definition of the three classes of freestanding financial instruments for classification as a liability.

The non-controlling interest is a result of the consolidation of the trust fund in the Oakridge Holdings, Inc. consolidated balance sheet in accordance with the provisions of FIN 46R. Oakridge Holdings, Inc. holds no equity interest in the trust itself. However, the trust is required to be consolidated in accordance with FIN 46R.

Prior to the issuance of SFAS 160, there appeared to be diversity in practice regarding the location of the non-controlling interests in the balance sheet. Companies showed amounts of non-controlling interests as liabilities, equity, or in the mezzanine section between liabilities and equity.

Oakridge made the decision to show its non-controlling interest in the preneed trust investments in the mezzanine section of the balance sheet. Beginning with the Company's fiscal year 2010, the non-controlling interest will be shown in the equity section in accordance with SFAS 160.


Consolidated Statements of Operations

3. Comment: You have not provided a complete number for your revenue line item for the year ended June 30, 2008. Also, you have presented earnings per share as a negative number instead of a positive number for the year ended June 30, 2008. Please amend your filing to correct these errors.

Response: The correct revenue number is $11,240,378 and the negative number included as earnings per share should have been a positive number. The Company will amend this filing to correct these errors.


Consolidated Statements of Cash Flows

4. Comment: Please advise us the nature of the investing cash flows related to the perpetual care and trust investments. Also, please tell us how you determined the cash flows would net to zero. Within your response, reference the authoritative accounting literature management relied upon.

Response: There are two types of trusts - land and preneed. The Company is required to deposit a certain percentage of cash received from land and mausoleum sales into a trust. The Company receives the interest and dividends from the trust assets to be used for the upkeep and care of the cemetery grounds. The principal amount of the trust will remain in the trust in perpetuity.

The Company is required to deposit certain percentages of cash received for preneed goods and services into a trust. Upon providing the goods or services to the preneed customer, the Company receives the amount deposited in the trust for that particular customer along with the interest earned on those funds.

The Company records the trust assets and liabilities on its balance sheet in accordance with FIN 46R. The assets and liabilities on the balance sheet are always equal in accordance with FIN 46R. Therefore, the change in the trust assets and liabilities are always equal with no differences. Correspondingly, the cash inflows and outflows from the trust will always net to zero.

The realized gains and losses on perpetual care and trust investments are offset by a corresponding expense representing the realized earnings of these trusts attributable to the non-controlling interest holders. Typically, gains and losses would be shown as an adjustment to reconcile net income (loss) to net cash from operating activities. However, the Company determined that such presentation would not accurately depict cash flows from operations of the Company as it would adjust net income (loss) when the gain (loss) had no impact on the consolidated net income (loss). Therefore in a attempt to isolate all changes in one type of activity, the Company included those gains (losses) in the investing activity section of the statement of cash flows.


2. Summary of Significant Accounting Policies

Revenue Recognition

Cemetery and Mausoleum Space Revenue

5. Comment: Please tell us what consideration you have given to the bill and hold criteria found in SAB 104 for certain of your preneed merchandise sales, such as markers.

Response: Sales of preneed merchandise including grave boxes and markers are recorded as revenue when the risk of loss has transferred to the customer. The customer will typically pay for this merchandise prior to delivery of the merchandise from the Company to the customer. Theses collections are recorded on the balance sheet as deferred revenue.

Upon transfer of the asset and the risks and rewards of ownership to the customer, the Company recognizes the sales amount in revenue.

Specifically, markers are paid for by the customer prior to the Company ordering the marker. The cash received is recorded in deferred revenue on the Company's balance sheet. Once the marker is fully paid and received, the marker is set on the grave site and the risks and rewards of ownership are transferred to the customer, and the Company recognizes revenue.


Aviation Ground Support Equipment

6. Comment: You record revenue from your contract with the U.S. Government on a completed contract basis. Please describe the material terms of your U.S. Government contract. Specifically, address how you compiled with ARB 43, SOP 81-1 or SAB 104, as appropriate.

Response: On September 28, 2005, the Company entered into a contract to design and produce a maintenance lift to service a C5 aircraft for the U.S. Air Force. The contract called for the design, production, and delivery of one maintenance lift. It also called for certain deliverables and milestones throughout the design and production of the equipment. The total amount of the contract is for $1.3 million and, to date, the Company has received $514,116.6 for the production of the equipment, welding inspection and engineering calculations. Amounts remaining unpaid at the present time are for drawings, manual, and video and the Company has not received full payment for the equipment.

As of June 30, 2006, the Company produced the engineering calculations for review and met with the government to present the calculations. The Company received a letter dated August 3, 2006 indicating the government accepted the calculations and the Company received a payment of $158,500.

The Company has capitalized the cost of working on all aspects of this contract in the inventory of finished goods on the general ledger. This cost includes external costs invoiced for outside services and internal costs. The Company has not recorded any revenue for this contract.

We have reviewed EITF 99-5 in regards to the accounting for pre-production costs related to long-term supply contracts. While the contract with the government may not be considered a long-term supply contract the discussion in EITF 99-5 is relevant to the facts and circumstances surrounding the Company's contract.

The EITF reached consensus that the design and development costs for products sold under a long-term supply should be expensed as incurred. However, if there is a contractual guarantee that costs will be reimbursed by a third party, then those costs should be capitalized and recognized as an asset.

Technically, the Company is not being reimbursed for its costs as there is a profit built into each deliverable/milestone in the contract. Therefore, EITF 99-5 may not be right on point. However, it does provide guidance and support to recording the costs associated with fulfilling the contract as an asset.

Outside of the EITF discussion, the contract is a combination of a service and production contract. Under either circumstances, the costs incurred to fulfill the obligation of the Company (costs to produce or provide the service) are capitalized as inventory prior to delivering the equipment and deliverables. In essence, the Company has an asset which will be converted to cash when the U.S. Air Force pays the Company upon fulfillment of the contract.

Therefore, based on the EITF discussion and the accounting for costs of production and costs of revenue, it is proper for the Company to capitalize the costs incurred to fulfill the contract. Those costs will be capitalized until the related revenue is recognized. At that time the asset will be expensed to match the revenue and expenses.

SAB 101, C21, Non-Refundable upfront and milestone payments received in connection with a research and development or similar arrangement, appears to address the issue of revenue recognition where there are certain milestones built into a contract to provide goods or services. SABs 103 and 104 were issued to amend prior SABs including SAB 101. However, it appears that C21 has not been amended by the subsequent SABs.

In interpretation of SAB 101, the Staff indicates that it appears as though three methods of revenue recognition may be used depending on the specific circumstances. While the interpretation specifically cites a pharmaceutical company example, the facts and circumstances are relevant in forming a conclusion on the Company's specific situation.

The revenue recognition model that would fit the Company's situation is the performance method - actual revenue. Under this method, revenue is recognized based on the non-refundable cash received to date. Future amounts to be recognized are considered to be contingent and, therefore, have no impact on the income recognized in the current period. For purposes of applying this method, non-refundable cash received to date includes a receivable for a defined milestone that has been achieved, assuming the collection is reasonably assured.

The percentage of completion model is then applied to the non-refundable cash received to date to obtain the amount of revenue to be recognized on the contract. The percentage complete is computed by determining the ratio of costs incurred to date to the total expected contract costs. This ratio is then multiplied by the non-refundable cash received to yield the total amount of revenue to have been recognized.

One could make the argument that at certain points the Company is to provide deliverables to the U.S. Air Force. At those times, could the Company record revenue related to the sale of that element of the contract?

There are three easily definable deliverables in the contract - product drawings, instructional media package, and the equipment. Stinar Corporation, a subsidiary of the Company, has been in the business of producing equipment for sixty one years using the completed contract method for recognizing revenue on the equipment. Because the equipment is under the contract and the customer is obligated to accept delivery upon inspection of the equipment, the Company recognizes the revenue upon satisfactory completion of the inspection. The Company has clearly indicated that the risk of ownership transfers to the customer upon inspection approval. Therefore, the revenue for the equipment should not be recognized until the U.S. Air Force inspects and accepts the equipment.

As for the remaining deliverables, it appears that the deliverables are milestones leading to the ultimate goal of obtaining the equipment. While physical items will be delivered to the U.S. Air Force at these points in time, the deliverables provide little value to the government without the equipment. The Company does not know whether the U.S. Air Force could take the drawings to another manufacturer to have the equipment manufactured. However, we do know the U.S. Air Force is obligated to purchase 18 more pieces of the equipment with one being under this contract. Therefore, the drawings appear to simply be a checkpoint or milestone leading to the production of the equipment. To date, the drawings are still being reviewed by the U.S. Air Force and have not been accepted due to the U.S. Air Force now wanting to make new safety changes for the equipment even though the equipment has been accepted.

Likewise, the instructional media package provides the U.S. Air Force no value until the drawings have been accepted and they can use the equipment. Therefore, it appears this is simply another milestone within the contract.

Therefore, the Company should recognize revenue on the performance method - actual revenue received. Upon completion of the contract, all milestones will be fulfilled and collection of the receivable will be reasonably assured.

However, as the SAB indicates, the revenue recognition method selected should be based on applicable facts and circumstances in the particular situation. The facts are that there will only be two payments with one already being received and the other payment only being received once all the deliverables are accepted.

As a result, if the Company used the percentage of completion method the Company would be recognizing a material loss until the final payment is received. Using the completed contract method provides a reader of the Company's financial statements with reasonable information on the contract and will not mislead the reader by reporting material losses in advance of a material profit.


5. Cemetery Perpetual Care Trusts

7. Comment: The narrative disclosure of the increase in trust assets from their original cost basis does not appear to be consistent with the amounts you have disclosed in your table.

Response: The amounts reflected in the narrative are the increase over the original cost basis while the table reflects the current cost basis as of June 30, 2007 and June 30, 2008, respectively.


16. Segment Information

8. Comment: You disclose different amounts for segment operating profit in the first and second tables than the amounts you disclosed in your reconciliation of segment operating profit. Please revise or advise.

Response: The segment information in the notes to the audited financial statements showing net income before taxes is the same information as is on the income statement. That information shows $189,651 in income before taxes for 2008 and a loss before income taxes of $594,818 for 2007.


Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

9. Comment: Please disclose the symbol under which you common stock is in future filings.

Response:  The Company will include this information in future filings.


Signatures

10. Comment: In future filings, please include the signatures of your comptroller or principal accounting officer. Please refer to General Instructions D of Form 10-K.

Response: Robert Harvey is the Chief Executive Officer, Chief Financial Officer and principal accounting officer of the Company. Stinar Corporation did have a chief financial officer during the period of time covered by this report, however, this individual was not an officer of the Company and reported to Mr. Harvey who is in charge of the finance and accounting function for the consolidated enterprise.


FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2008

General

11. Comment: Within your Management's Discussion and Analysis of Financial Condition and Results of Operations, you disclose that you have hired a chief financial officer. Please tell us how you have complied with the General Instructions G to the Form 10-Q, or tell us why you believe it was not necessary to have the new chief financial officer sign the Form 10-Q. Further, please tell us how you have complied with the Exchange Act Rule 13a-14, or tell us why you believe it was not necessary to have the new chief financial officer sign the certification. In addition, please tell us how you determined it was not necessary to file an Item 5.02 Form 8-K.

Response: Please refer to the Company's response to comment 10. Robert Harvey is the Company's Chief Financial Officer and held this position during the entire time period covered by this report and at the time of its filing. The individual referred to in comment 11 was merely the chief financial officer of a subsidiary of the Company and never held a position with the Company itself.


FORM 10-Q FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 2008

Consolidated Statements of Cash Flows

12. Comment: Please tell us how you determined it was not necessary to present investing cash flows related to the perpetual care and trust investments. Within your response, reference the authoritative accounting literature relied upon.

Response: The Company determined that this presentation was not necessary due to the condensed nature of the statement of cash flows and because the amounts were not considered material as they will net to zero.


DEFINITIVE PROXY STATEMENT

Director Compensation

12. Comment: Please provide a director compensation table in future filings. Please refer to item 402(r) of Regulation S-K for guidance.

Response:  The Company will provide the requested table in future filings.


If we can facilitate the Staff's review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at
(651) 454-5112.  My fax number is (651) 454-5143.

Sincerely,

/s/ Robert C Harvey

Robert C. Harvey
President and Chief Executive Officer




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